UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of June 2022

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

EarthCam Selects Sierra Wireless AirLink® XR80 5G for World’s First Multi-Network 5G Camera System

Sierra Wireless AirLink® XR80 5G router integrated into new EarthCam solution enabling advanced live-streaming, safety and security analytic applications

VANCOUVER, British Columbia--(BUSINESS WIRE)--June 21, 2022--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), a world leading IoT solutions provider, today announced that EarthCam, a leading provider of webcam content, technology and services, has selected Sierra Wireless’ AirLink® XR80 5G router for their world-first multi-network 5G camera system, the StreamCam 5G.

World’s First Multi-Network 5G Camera System

Sierra Wireless’ AirLink® XR80 5G provides EarthCam’s StreamCam 5G with the fast, ultra-low latency and reliable 5G connectivity needed to send an almost unlimited amount of visual data from high resolution live-streaming cameras, easily allowing users to keep up to date on the progress of a project, or share their location with vastly improved file transfer times. Large amounts of data from environmental, safety and security sensors can be quickly accessed, and the camera also features AI capabilities. First announced in October of 2020, EarthCam’s 5G multi-network camera system offers 4K streaming, 12-megapixel photography and built-in time-lapse capabilities.

“Sierra Wireless is an excellent partner, supporting EarthCam as we pioneer next-generation live-streaming cameras,” said Brian Cury, CEO and Founder of EarthCam. “5G is the future of webcam technology and it is becoming indispensable as clients require increasingly high quality video data, accessible from anywhere. Our collaboration with Sierra Wireless delivers efficient and powerful new solutions for entertainment, construction safety and AI analytics. With 5G and Sierra Wireless’ AirLink® XR80 router, we’re able to drastically cut file-transfer times for a full day of recordings from two hours to five minutes.”

Sierra Wireless’ AirLink® routers including the XR80 5G and the RV55 LTE-A Pro, are essential for EarthCam’s all-weather cameras for multi-year project documentation, such as time-lapse videos of the NFL’s largest stadium, Los Angeles SoFi, Denver International Airport and the rebuilding of the World Trade Center Site in Manhattan. “EarthCam systems are renowned for reliable operation for many years in the field, plus easy configuration, deployment and management,” continued Mr. Cury. “Sierra Wireless’ industrial grade, reliable wireless devices are an important component of these industry-leading solutions.”

“The Sierra Wireless AirLink® XR80 5G router is purpose-built to maximize connectivity, reliability, and security for both mission-critical and business-critical applications,” said Tom Mueller, Vice President, Product Management, Sierra Wireless. “It delivers consistent primary and backup connectivity for both public and private networks ensuring that connectivity is “always-on”, making it ideal for EarthCam’s 5G implementation. Its seamless global connectivity enables users to easily monitor jobsites remotely in real-time and is an integral part of the EarthCam solution. The router provides the secure and reliable network connection to stream live video from EarthCam’s cameras to the cloud, enabling new applications and increased capabilities.”

Sierra Wireless AirLink® XR80 5G High-Performance Multi-Network Router

Purpose built for mission-critical environments and high performance business-critical 5G applications, the XR Series routers, which includes the AirLink® XR80 5G, improve the performance and reliability of video streaming, video offload, voice communications and other data-intensive and time-sensitive use cases by ensuring that the router connects to the best-performing network, at the right time. This is achieved through AirLink OS, which features Cognitive Wireless, Sierra Wireless’ patented technology that automatically delivers sub-second switching to the best available network.

The AirLink® XR Series was designed for operational simplicity, from initial set up and configuration, with zero-touch out of the box provisioning, to ongoing management. Part of the 5G solution portfolio that includes management software and reporting systems, 24x7 support, routers, antennas, and accessories, the XR80 5G is managed by the AirLink Management System (ALMS), a cloud-based management platform which includes remote device management and mobility-focused reporting through AirLink Complete. Additionally, an embedded LPWA cellular radio, connected through Sierra Wireless Global Connectivity, provides an always-on out-of-band management link to ALMS. This unique capability provides zero touch provisioning and a link of last resort from the router to its management platform, to ensure the ongoing operational success of these 5G deployments.

How 5G is Supercharging Visual Data for Monitoring, Documentation and Promotion

The combination of low latency and high data throughput provided by 5G has increased the capabilities of project documentation and public outreach, enabling large networks of cameras to stream ultra-high definition video in real-time, and provide vast amounts of bandwidth making 4G wireless congestion a concern of the past. This and its ability to enable advanced analytical capabilities will have a major impact on virtual tourism, smart cities, transportation networks, and commercial environments, offering improved safety, security and documentation.

Availability

EarthCam offers 5G as an option throughout their entire product line. Both the AirLink® XR80 5G and RV55 LTE-A Pro routers are available to order from Sierra Wireless’ global network of partners.

Resources

  eBook: How 5G is Supercharging Video Surveillance
  White Paper: Transforming Visual Data in a 5G-Enabled IoT World
  eBook: AirLink® XR – The World’s Most Advanced 5G Router Solution
  Blog: New AirLink OS Advances Multi-Network 5G Router Connectivity

For more information, visit: https://www.sierrawireless.com/products-and-solutions/routers-gateways/xr80/; https://www.sierrawireless.com/products-and-solutions/routers-gateways/rv55/

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Note to editors:

To view and download images of Sierra Wireless products, visit https://www.sierrawireless.com/company/image-gallery/

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is a world leading IoT solutions provider that combines devices, network services, and software to unlock value in the connected economy. Companies globally are adopting 4G, 5G, and LPWA solutions to improve operational efficiency, create better customer experiences, improve their business models, and create new revenue streams. Sierra Wireless works with its customers to develop the right industry-specific solution for their IoT deployments, whether this is an integrated solution to help connect edge devices to the cloud, a software/API service to manage processes with billions of connected assets, or a platform to extract real-time data to improve business decisions. With more than 25 years of cellular IoT experience, Sierra Wireless is the global partner customers trust to deliver them their next IoT solution. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at https://www.linkedin.com/company/sierra-wireless and on YouTube at https://www.youtube.com/SierraWireless.

“Sierra Wireless” is a registered trademark of Sierra Wireless, Inc. “AirLink” is a registered trademark of Sierra Wireless America, Inc. Other product or service names mentioned herein may be the trademarks of their respective owners.

About EarthCam

EarthCam is the global leader in providing webcam content, technology and services. Founded in 1996, EarthCam provides live streaming video, time-lapse construction cameras and reality capture solutions for corporate and government clients. EarthCam leads the industry with the highest resolution imagery available, including the world’s first outdoor gigapixel panorama camera system. This patented technology delivers superior multi-billion pixel clarity for monitoring and archiving important projects and events. EarthCam has documented over a trillion dollars of construction projects around the world. The company is headquartered on a 10-acre campus in Northern New Jersey.

Projects documented by EarthCam include: One Vanderbilt Manhattan, St. Regis Chicago, Hudson Yards, UBS Arena, Los Angeles SoFi Stadium, Las Vegas Allegiant Stadium, Mercedes-Benz Stadium, LAX Airport, Moynihan Station, San Francisco Oakland Bay Bridge, Panama Canal Expansion, The Red Sea Project, The Jeddah Tower, Academy Museum of Motion Pictures, Whitney Museum of American Art, Louvre in Abu Dhabi, Smithsonian National Museum of African American History and Culture, One World Trade Center, Statue of Liberty Museum and the Smithsonian Air & Space Museum.

Learn more about EarthCam’s innovative solutions at earthcam.net

Contacts

Louise Matich
Sierra Wireless
Media Relations
phone: +1 236 979 2154
pr@sierrawireless.com

David Climie
Sierra Wireless
Investor Relations
phone: +1 604 321 1137
dclimie@sierrawireless.com

Sydney Fader
EarthCam
Media Relations
phone: +1 201 488 1111
press@earthcam.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ Samuel Cochrane

Samuel Cochrane, Chief Financial Officer

Date: June 21, 2022